Exhibit (a)(32)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN

                                                                      PACIFICORP

30 April 1998
                              Increased Cash Offer
                                       by
                           Goldman Sachs International
                                  on behalf of
                             PacifiCorp Acquisitions
                                       for
                              The Energy Group PLC

PACIFICORP DECLARES OFFER FINAL

PacifiCorp will not increase its offer for The Energy Group. PacifiCorp believes that its 820 pence per share offer for The Energy Group represents a full price, including the value of synergies which could be obtained from the Peabody coal business. Accordingly PacifiCorp is declaring its current offer of 820 pence per Energy Group share as final. PacifiCorp does not intend to extend its offer after 5th May, the next closing date. PacifiCorp President and Chief Executive Officer Fred Buckman said. "We do not see acceptable financial returns to PacifiCorp shareholders at values in excess of 820 pence".

The decision not to increase its offer for The Energy Group does not change the company's strategic direction, Buckman said. "We will vigorously pursue other opportunities, both domestic and international, as part of PacifiCorp's strategic objective of becoming a premier global energy provider."

ENQUIRIES

PacifiCorp                                                     1 503 731 2123

Scott Hibbs

Goldman Sachs International                                     0171 774 1000

Meyrick Cox

Gavin Anderson                                                  0171 457 2345

Howard Lee